SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

22 January 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 22 January 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director

Protherics PLC

CytoFab™ phase 2 programme in severe sepsis commenced by AstraZeneca

London, UK; Brentwood, TN, US; 22 January 2008 - Protherics PLC (“Protherics” or the “Company”), the international biopharmaceutical company focused on critical care and cancer, today announces that AstraZeneca has treated the first patient in its expanded phase 2 programme of CytoFab™ in severe sepsis, an inflammatory condition resulting from uncontrolled infections.

Protherics previously reported encouraging phase 2b study results in an 81 patient study in severe sepsis. In December 2005, AstraZeneca and Protherics announced a licensing agreement for CytoFab™, where AstraZeneca is responsible for its global development and commercialisation and Protherics for the supply of CytoFab™ bulk drug substance.

AstraZeneca’s phase 2 programme will consist of two separate studies in patients with severe sepsis. The first study, which is now underway, is designed to assess the safety, tolerability, pharmacokinetics and pharmacodynamics of CytoFab™ produced by the revised, scaled up manufacturing process. It will enroll up to 70 patients across multiple sites in the US and the study is expected to report in approximately twelve months’ time. Following the successful completion of this study, a second study will be conducted to assess both the safety and the efficacy of CytoFab™ in a larger patient group.

Andrew Heath, Chief Executive of Protherics commented:

“We are very pleased that the first patient has been enrolled in the new CytoFab phase 2 programme and that CytoFab is once again being administered to patients with this life-threatening condition. We have an excellent partner in AstraZeneca and look forward to further progress of CytoFab in this important area of critical care.”

Dr John Rex, Vice President Clinical Infection, AstraZeneca commented:

“AstraZeneca and Protherics have both undertaken a considerable programme of work since the signing of the licensing agreement, and we are delighted that the phase 2 programme with CytoFab is underway”.

| Ends |

For further information please contact:

Protherics – Investor Relations
Andrew Heath, CEO	+44 (0) 20 7246 9950
Nick Staples, Director of Corporate Affairs	+44 (0) 7919 480510
Saul Komisar, President Protherics Inc	+1 615 327 1027

Financial Dynamics – Media Enquiries
London: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt	+1 212 850 5600

AstraZeneca - Investor Relations
Mina Blair	+44 (0) 207 304 5084
Jonathan Hunt	+44 (0) 207 304 5087
Jörgen Winroth	+1 (212) 579 0506
Ed Seage	+1 302 886 4065
Karl Hard	+44 207 304 5322
Peter Vozzo (MedImmune)	+1 301 398 4358

AstraZeneca - Media Enquiries
Helen Wailes	+44 (0) 1625 510 975
Edel McCaffrey	+44 (0) 207 304 5034
Steve Brown	+44 (0) 207 304 5033

Notes for Editors:

About CytoFab™

CytoFab™ is a first in class anti-TNF-alpha polyclonal antibody fragment (Fab) product, which is being developed for the treatment of severe sepsis.

Effective neutralisation of TNF-alpha

TNF-alpha is an inflammatory mediator strongly implicated in sepsis, an inflammatory syndrome. Polyclonal antibody fragments are well suited to the in situ neutralisation of TNF-alpha for two main reasons. Firstly, polyclonal antibodies are polyvalent, allowing multiple antibody fragments to bind TNF-alpha and thus achieve greater neutralisation compared to monoclonal antibodies. Secondly, antibody fragments (Fabs) are much smaller than whole antibody Immunoglobulin G molecules (IgG). As a result, they have a much greater volume of distribution, with more rapid tissue penetration and clearance from the body than monoclonal antibodies.

Encouraging phase 2b data

A phase 2b study was conducted in 19 centres in North America and was coordinated by the leading sepsis investigator, Professor Gordon R. Bernard, M.D., Director, Division of Allergy, Pulmonary and Critical Care, Vanderbilt University. The trial was a double blind placebo controlled randomised study involving 81 patients with either septic shock or sepsis with multiple organ dysfunctions.

Two hours after initiation of treatment, TNF-alpha became undetectable in all patients receiving CytoFab™ who had detectable levels pre-treatment whereas levels in the placebo group remained at baseline. TNF-alpha remained significantly (p < 0.050) lower in the CytoFab™ group throughout the 120 hour infusion period. CytoFabTM also significantly decreased TNF-alpha in bronchoalveolar lavage (BAL) fluid (p < 0.001).

Patients who received CytoFabTM had more shock-free days than those who received placebo (10.7 vs 9.4, p = 0.259), by day 14, and spent significantly more time off a ventilator (15.6 vs 9.8 ventilator-free days, p = 0.021) and 5 days less in an ICU (12.6 vs 7.6 ICU-free days, p = 0.030) by day 28. There was an encouraging trend to lower mortality at 28-days in the CytoFab™ group relative to the placebo group (26% vs 37%, p = 0.274). There were no differences in the incidence of adverse events or in laboratory or vital sign abnormalities, between groups. The full phase 2b data has been published in Critical Care Medicine (2006; 34(9):2271-2281).

Important safety data

In clinical studies of CytoFab™ in sepsis to date, there have been no adverse events that were considered definitely, possibly or probably related to treatment with CytoFab™.  However, out of 110 sepsis patients who received CytoFab™, there were 7 patients who experienced events of uncertain causality that are consistent with adverse events experienced by patients receiving other ovine Fab products, including 1 episode of pruritis, 2 episodes of wheezing, and 4 episodes of rash.

Approved technology platform

CytoFabTM is based on the same technology platform, ovine polyclonal Fabs, as Protherics’ CroFab™ (pit viper antivenom) and DigiFab™ (digoxin antidote) which have been approved and are currently marketed in the US. Protherics is the commercial manufacturer of these products.

AstraZeneca licensing deal

CytoFabTM has been out-licensed to AstraZeneca, which is responsible for its global development and commercialisation in an agreement worth up to £195 million to Protherics in upfront and milestone payments; Protherics will receive an additional 20% royalty on global net product sales. Protherics is responsible for the supply of CytoFab™ bulk drug substance and will receive additional payments for supply. Protherics has received a total of £26.3 million in milestone payments since the agreement was signed in December 2005.

On 3 November 2006, AstraZeneca announced its intention to undertake an additional phase 2 programme in the second half of 2007 with CytoFab™ prior to the initiation of the phase 3 study in the US, EU and Japan.

About Sepsis

Sepsis occurs when the body’s immune system sets off a chain reaction and “overreacts” to an infection. Rather than being localized to the site of infection, the severe immune response develops throughout the body. A person suffering from sepsis can rapidly deteriorate, with the systemic response to an infection distorting the body’s natural balance and damaging one or more vital organs. A patient can continue to deteriorate into septic shock, where blood pressure falls dangerously low and many organs malfunction because of inadequate blood flow. Sepsis remains a significant problem in medical management, with an annual world wide incidence of about 3 million and a 30% mortality rate.

About Protherics

Protherics (LSE: PTI, NASDAQ: PTIL) is a leading biopharmaceutical company focused on the development, manufacture and marketing of specialised products for critical care and cancer.

Protherics has developed and manufactures two biologics for critical care which are FDA approved and currently sold in the US: CroFab™, a pit viper antivenom and DigiFab™, a digoxin antidote. Protherics generated £31.1 million in revenues in its financial year ended 31 March 2007, and reported £46.9 million in cash at the half year ending 30 September 2007. The Company’s strategy is to use the revenues generated from its marketed and out-licensed products to help fund the advancement of its broad, late stage pipeline.

Protherics has two major development opportunities in its critical care portfolio. CytoFab™ is being developed by AstraZeneca, for the treatment of severe sepsis, after a major £195 million licensing deal with AstraZeneca in December 2005. An additional, expanded phase 2 programme is underway and expected to report in 2009. In addition, Protherics is on-track to report in the first half of 2008 the results of a phase 2b study with a Digoxin Immune Fab for the treatment of pre-eclampsia.

Protherics has a pipeline of four novel cancer products in clinical development, and intends to undertake the sales and marketing of these products in the US and or the EU. Protherics is preparing to resubmit a BLA for Voraxaze™, an adjunct to high dose methotrexate therapy, under a rolling submission in the US starting in H2 2008.

With headquarters in London, the Company has approximately 290 employees across its operations in the UK, US and Australia. For further information visit: www.protherics.com

About AstraZeneca

AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the world's leading pharmaceutical companies with healthcare sales of $26.47 billion and leading positions in sales of gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection products. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.

Disclaimer

This document contains forward-looking statements that involve risks and uncertainties, including with respect to Protherics’ product pipeline and anticipated development and clinical trials for product candidates. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors, including the factors discussed in Protherics’ Annual Report on Form 20-F and other reports filed from time to time with the U.S. Securities and Exchange Commission. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of Protherics.

END